                           Eric J. Gervais, Associate
                           DIRECT 816.983.8362 - FAX    816.983.8080
                           eric.gervais@huschblackwell.com
                           4801  MAIN  STREET,
                           SUITE 1000, KANSAS CITY, MO 64112
                           www.huschblackwell.com

                                  May 22, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry L. Greene, Senior Counsel

         Re: Tortoise Total Return Fund, LLC (the "Company")

Dear Mr. Greene:

     On August 27, 2007 the Company filed via EDGAR a Registration  Statement on
Form  N-2  (the  "Registration  Statement")  pursuant  to  Section  8(b)  of the
Investment  Company Act of 1940,  as amended  (the "1940  Act").  In response to conversations  with Kevin Rupert of the staff  regarding  the proper  accounting treatment for the Company's expense  reimbursement  agreement (the "Agreement"), the company today filed via EDGAR an amendment to the Registration  Statement to supplement the seed capital financials  contained in the Registration  Statement and revise  disclosure  regarding the Agreement in light of its termination.  As you will recall,  the Company's  limited liability company interests will not be registered  under the Securities  Act of 1933, as amended (the "1933 Act"),  and will be offered and sold  pursuant  to a private  placement  memorandum  only to
"qualified  purchasers"  within the meanings of Sections 2(a)(51) and 3(c)(7) of the 1940 Act who are also  "accredited  investors",  as defined in  Regulation D under the 1933 Act.

     Please call the  undersigned  at (816)  983-8362 with any questions you may have.

                                       Sincerely,

                                       /s/ Eric J. Gervais

                                       Eric J. Gervais

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